UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited),
Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: January 26, 2012	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: January 26, 2012	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

Release:         Immediate      January 26, 2012

CANADIAN PACIFIC ANNOUNCES STRONG OPERATING PERFORMANCE AND FOURTH-QUARTER RESULTS

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its fourth-quarter and full year 2011 results today. Fourth-quarter CP reported net income of $221 million and diluted earnings per share of $1.30, inclusive of $0.22 per share income tax benefit. For the full year, the company reported net income of $570 million and diluted earnings per share of $3.34.

“We exited 2011 having made meaningful progress on the three pillars of our Multi-Year Plan: driving growth, expanding network capacity to safely and efficiently support higher volumes and controlling costs. During the fourth quarter we delivered record asset velocity, a direct link to better service, positioning us for a lower operating ratio,” said Fred Green, President and Chief Executive Officer. “We begin 2012 with operating momentum, excellent service levels and a stronger, more resilient rail network. We are aggressively executing on our Multi-Year Plan, which is instrumental in creating long-term value for shareholders.”

RECORD OPERATING PERFORMANCE

•	Car miles per car day and terminal dwell both improved 20 per cent during the quarter

•	Active cars online improved 14 per cent while handling five per cent more gross ton miles (GTMs) during the quarter

•	Fuel efficiency of 1.17 gallons per 1,000 GTMs, matching best ever fourth-quarter performance

•	Train weights set new full year record

FOURTH-QUARTER 2011 RESULTS COMPARED WITH FOURTH-QUARTER 2010

•	Total revenues were $1.4 billion, an increase of $114 million

•	Operating expenses were $1.1 billion, an increase of $109 million

•	Average fuel price increased 29 per cent to $3.45 U.S. dollars per U.S. gallon

•	Operating income was $303 million, an increase of $5 million

•	Net income was $221 million, an increase of $35 million

•	Diluted earnings per share were $1.30 per share, an increase of $0.21 per share

FULL YEAR 2011 RESULTS COMPARED WITH FULL YEAR 2010

•	Total revenues were $5.2 billion, an increase of $196 million

•	Operating expenses were $4.2 billion, an increase of $345 million

•	Average fuel price increased 35 per cent to $3.38 U.S. dollars per U.S. gallon

•	Operating income was $967 million, a decrease of $149 million

•	Net income was $570 million, a decrease of $81 million

•	Diluted earnings per share were $3.34 per share, a decrease of $0.51 per share

•	Made a pension prepayment of $600 million in 2011 and $650 million in 2010

•	Increased dividends to shareholders by 11 per cent to $1.1700 per share

MULTI-YEAR PLAN

“Our operational metrics are a leading indicator of both customer satisfaction and financial results. The operational improvements we have already achieved will now begin to drive enhanced financial results in the first quarter of 2012 and, as we continue to execute on our Multi-Year Plan, further operational improvements will deliver financial benefits,” added Fred Green. “Given our recent market successes and operating trends, we can now with confidence, narrow our target operating ratio range to 70 to 72 per cent in three years and we have no intention of stopping there.”

2012 ASSUMPTIONS

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each of the next few years, a decrease from previous estimates of $125 million to $150 million. These contribution levels reflect the Company’s intentions with respect to application of voluntary prepayments. Defined benefit pension expense for 2012 is expected to be $41 million. For 2013, defined benefit pension expense is expected to be approximately $125 million, assuming normal equity market returns and modest increases in bond yields in 2012.

CP plans to spend in the range of $1.1 billion to $1.2 billion on capital programs in 2012, as announced on January 17, 2012.

CP expects its tax rate to be in the 25 per cent to 27 per cent range in 2012.

CONFERENCE CALL INFORMATION

CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on January 26, 2012.

Toronto/International participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

WEBCAST

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through February 29, 2012 at (416) 849-0833 or toll free 1-855-859-2056, passcode 36730106. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

NOTE ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

ABOUT CANADIAN PACIFIC

Canadian Pacific (CP:TSX)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

CONTACTS:

Media	Investment Community
Ed Greenberg	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (612) 849-4717	Tel.: (403) 319-3233
24/7 Media Pager: 855-242-3674
e-mail: ed_greenberg@cpr.ca	e-mail: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2011	2010	2011	2010
Revenues
Freight	$1,375	$1,262	$5,052	$4,853
Other	33	32	125	128

Total revenue	1,408	1,294	5,177	4,981
Operating expenses
Compensation and benefits	389	362	1,426	1,431
Fuel	267	202	968	728
Materials	58	56	243	214
Equipment rents	51	48	209	206
Depreciation and amortization	123	121	490	489
Purchased services and other	217	207	874	797

Total operating expenses	1,105	996	4,210	3,865

Operating income	303	298	967	1,116
Less:
Other (income) and charges (Note 3)	10	(5)	18	(12)
Net interest expense	61	65	252	257

Income before income tax expense	232	238	697	871

Income tax expense (Note 2)	11	52	127	220

Net income	$221	$186	$570	$651

Earnings per share
Basic	$1.31	$1.10	$3.37	$3.86
Diluted	$1.30	$1.09	$3.34	$3.85

Weighted average number of shares (millions)
Basic	169.8	169.1	169.5	168.8
Diluted	170.8	169.7	170.6	169.2

Dividends declared per share	$0.3000	$0.2700	$1.1700	$1.0575

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	December 31 2011	December 31 2010
Assets
Current assets
Cash and cash equivalents	$47	$361
Accounts receivable, net	518	459
Materials and supplies	138	114
Deferred income taxes	101	222
Other current assets	52	48

	856	1,204

Investments	167	145
Net properties	12,752	11,997
Goodwill and intangible assets	192	190
Other assets	143	140

Total assets	$14,110	$13,676

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$27	$—
Accounts payable and accrued liabilities	1,133	1,008
Long-term debt maturing within one year	50	282

	1,210	1,290
Pension and other benefit liabilities (Note 4)	1,372	1,116
Other long-term liabilities	365	468
Long-term debt (Note 3)	4,695	4,033
Deferred income taxes	1,819	1,945

Total liabilities	9,461	8,852

Shareholders’ equity
Share capital	1,854	1,813
Additional paid-in capital	86	24
Accumulated other comprehensive loss	(2,736)	(2,086)
Retained earnings	5,445	5,073

	4,649	4,824

Total liabilities and shareholders’ equity	$14,110	$13,676

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2011	2010	2011	2010
Operating activities
Net income	$221	$186	$570	$651
Reconciliation of net income to cash provided by (used in) operating activities:
Depreciation and amortization	123	121	490	489
Deferred income taxes (Note 2)	68	51	187	211
Pension funding (in excess of) less than expense (Note 4)	(607)	5	(647)	(801)
Other operating activities, net	(65)	(38)	(112)	(32)
Change in non-cash working capital balances related to operations	99	56	24	(16)

Cash (used in) provided by operating activities	(161)	381	512	502

Investing activities
Additions to properties	(400)	(282)	(1,104)	(726)
Proceeds from the sale of properties and other assets	30	43	71	89
Other	(4)	1	(11)	2

Cash used in investing activities	(374)	(238)	(1,044)	(635)

Financing activities
Dividends paid	(51)	(46)	(193)	(174)
Issuance of common shares	16	6	29	32
Collection of receivable from financial institution	—	—	—	220
Issuance of long-term debt (Note 3)	757	—	757	355
Repayment of long-term debt (Note 3)	(257)	(8)	(401)	(613)
Net increase in short-term borrowing	28	9	28	9
Other	(3)	—	(3)	3

Cash provided by (used in) financing activities	490	(39)	217	(168)

Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents	(5)	(11)	1	(17)

Cash position
(Decrease) increase in cash and cash equivalents	(50)	93	(314)	(318)
Cash and cash equivalents at beginning of period	97	268	361	679

Cash and cash equivalents at end of period	$47	$361	$47	$361

Supplemental disclosures of cash flow information:
Income taxes paid	$1	$2	$4	$8
Interest paid	$91	$95	$271	$347

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at December 31, 2010	169.2	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	—	—	—	—	570	570
Other comprehensive loss	—	—	—	(650)	—	(650)
Dividends declared	—	—	—	—	(198)	(198)
Effect of stock-based compensation expense	—	—	16	—	—	16
Changes to stock compensation awards	—	—	57	—	—	57
Shares issued under stock option plans	0.8	41	(11)	—	—	30

Balance at December 31, 2011	170.0	$1,854	$86	$(2,736)	$5,445	$4,649

	Other comprehensive loss	Net income	Comprehensive loss
Comprehensive loss – three months ended December 31, 2011	$(743)	$221	$(522)

Comprehensive loss – year ended December 31, 2011	$(650)	$570	$(80)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at December 31, 2009	168.5	$1,771	$31	$(1,745)	$4,601	$4,658
Net income	—	—	—	—	651	651
Other comprehensive loss	—	—	—	(341)	—	(341)
Dividends declared	—	—	—	—	(179)	(179)
Effect of stock-based compensation expense	—	—	1	—	—	1
Shares issued under stock option plans	0.7	42	(8)	—	—	34

Balance at December 31, 2010	169.2	$1,813	$24	$(2,086)	$5,073	$4,824

	Other comprehensive loss	Net income	Comprehensive income (loss)

Comprehensive loss - three months ended December 31, 2010	$(393)	$186	$(207)

Comprehensive income - year ended December 31, 2010	$(341)	$651	$310

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2011

(unaudited)

1	Basis of presentation

This unaudited interim consolidated financial information of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflects management’s estimates and assumptions that are necessary for its fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). This information does not include all disclosures required under GAAP for annual and interim financial statements and should be read in conjunction with the 2010 consolidated financial statements and 2011 consolidated interim financial statements. The policies used are consistent with the policies used in preparing the 2010 consolidated financial statements. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial information includes all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information.

2	Income taxes

Income tax expense for the fourth quarter of 2011 reflects a tax recovery of $37 million resulting from the resolution of certain income tax matters and adjustments related to previous year’s tax filings and estimates.

3	Long-term debt

On September 13, 2011, the Company announced a cash tender offer and consent solicitation for any or all its outstanding US$246 million 6.25% Notes due October 15, 2011. Notes tendered with a principal value of US$204 million were redeemed on October 12, 2011, and the remaining US$42 million Notes not tendered were redeemed on October 17, 2011. Upon redemption of the Notes a net loss of $1 million was recognized to “Other income and charges” in the fourth quarter of 2011.

During December 2011, the Company issued $125 million 5.10% 10-year Notes, US$250 million 4.50% 10-year Notes and US$250 million 5.75% 30-year Notes. Net proceeds from these offerings were $618 million and were largely used to make a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan (see Note 4).

During the fourth quarter of 2011, the Company issued US$139 million 3.88% Series A and B Senior Secured Notes due in 2026 for net proceeds of $139 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $139 million at December 31, 2011. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2026. Final repayment of the remaining principal of US$69 million is due in the fourth quarter of 2026.

4	Pensions and other benefits

During the fourth quarter of 2011, the Company made a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan. The Company made a voluntary prepayment of $650 million to the Company’s main Canadian defined benefit plan in September 2010.

As a result of lower discount rates at December 31, 2011, compared with December 31, 2010, as well as unfavourable 2011 equity returns, pension and post-retirement benefit liabilities increased by $1,040 million, other comprehensive loss was increased by $768 million and the Company’s deferred tax liability was reduced by $272 million. The Company used a discount rate of 4.55% at December 31, 2011, (2010 – 5.20%) to determine the pension and other post-retirement benefit obligation.

Summary of Rail Data

Fourth Quarter						Year
2011	2010	Fav/(Unfav)%			Financial (millions, except per share data)	2011	2010	Fav/(Unfav)%
					Revenues
$1,375	$1,262	$113	9		Freight revenue	$5,052	$4,853	$199	4
33	32	1	3		Other revenue	125	128	(3)	(2)

1,408	1,294	114	9			5,177	4,981	196	4

					Operating expenses
389	362	(27)	(7)		Compensation and benefits	1,426	1,431	5	—
267	202	(65)	(32)		Fuel	968	728	(240)	(33)
58	56	(2)	(4)		Materials	243	214	(29)	(14)
51	48	(3)	(6)		Equipment rents	209	206	(3)	(1)
123	121	(2)	(2)		Depreciation and amortization	490	489	(1)	—
217	207	(10)	(5)		Purchased services and other	874	797	(77)	(10)

1,105	996	(109)	(11)			4,210	3,865	(345)	(9)

303	298	5	2		Operating income	967	1,116	(149)	(13)
					Less:
10	(5)	(15)	—		Other (income) and charges	18	(12)	(30)	—
61	65	4	6		Net interest expense	252	257	5	2

232	238	(6)	(3)		Income before income tax expense	697	871	(174)	(20)
11	52	41	79		Income tax expense	127	220	93	42

$221	$186	$35	19		Net income	$570	$651	$(81)	(12)

78.5	77.0	(1.5)	(150	) bps	Operating ratio (%)	81.3	77.6	(3.7)	(370	) bps
$1.31	$1.10	$0.21	19		Basic earnings per share	$3.37	$3.86	$(0.49)	(13)

$1.30	$1.09	$0.21	19		Diluted earnings per share	$3.34	$3.85	$(0.51)	(13)

					Shares Outstanding
169.8	169.1	0.7	—		Weighted average number of shares outstanding (millions)	169.5	168.8	0.7	—
170.8	169.7	1.1	1		Weighted average number of diluted shares outstanding (millions)	170.6	169.2	1.4	1
					Foreign Exchange
0.98	0.98	—	—		Average foreign exchange rate (US$/Canadian$)	1.01	0.97	(0.04)	(4)
1.02	1.02	—	—		Average foreign exchange rate (Canadian$/US$)	0.99	1.03	(0.04)	(4)

Summary of Rail Data (Page 2)

Fourth Quarter					Year
2011	2010	Fav/(Unfav)%			2011	2010	Fav/(Unfav)%
				Commodity Data
				Freight Revenues (millions)

$323	$299	$24	8	- Grain	$1,100	$1,135	$(35)	(3)
158	126	32	25	- Coal	556	491	65	13
133	132	1	1	- Sulphur and fertilizers	549	475	74	16
47	50	(3)	(6)	- Forest products	189	185	4	2
288	240	48	20	- Industrial and consumer products	1,017	903	114	13
94	75	19	25	- Automotive	338	316	22	7
332	340	(8)	(2)	- Intermodal	1,303	1,348	(45)	(3)

$1,375	$1,262	$113	9	Total Freight Revenues	$5,052	$4,853	$199	4

				Millions of Revenue Ton-Miles (RTM)
9,111	8,775	336	4	- Grain	32,481	34,556	(2,075)	(6)
5,860	4,814	1,046	22	- Coal	21,041	19,021	2,020	11
4,899	4,963	(64)	(1)	- Sulphur and fertilizers	20,468	17,687	2,781	16
1,176	1,344	(168)	(13)	- Forest products (1)	4,960	5,091	(131)	(3)
6,478	6,046	432	7	- Industrial and consumer products (1)	24,122	22,143	1,979	9
535	501	34	7	- Automotive	2,080	2,067	13	1
6,025	6,440	(415)	(6)	- Intermodal	23,907	25,863	(1,956)	(8)

34,084	32,883	1,201	4	Total RTMs	129,059	126,428	2,631	2

				Freight Revenue per RTM (cents)
3.55	3.41	0.14	4	- Grain	3.39	3.28	0.11	3
2.70	2.62	0.08	3	- Coal	2.64	2.58	0.06	2
2.71	2.66	0.05	2	- Sulphur and fertilizers	2.68	2.69	(0.01)	—
4.00	3.72	0.28	8	- Forest products (1)	3.81	3.63	0.18	5
4.45	3.97	0.48	12	- Industrial and consumer products (1)	4.22	4.08	0.14	3
17.57	14.97	2.60	17	- Automotive	16.25	15.29	0.96	6
5.51	5.28	0.23	4	- Intermodal	5.45	5.21	0.24	5

4.03	3.84	0.19	5	Total Freight Revenue per RTM	3.91	3.84	0.07	2

				Carloads (thousands)
121	118	3	3	- Grain	450	467	(17)	(4)
87	87	—	—	- Coal	313	341	(28)	(8)
48	48	—	—	- Sulphur and fertilizers	199	177	22	12
17	19	(2)	(11)	- Forest products	72	72	—	—
114	102	12	12	- Industrial and consumer products	421	397	24	6
39	34	5	15	- Automotive	145	137	8	6
250	266	(16)	(6)	- Intermodal	997	1,070	(73)	(7)

676	674	2	—	Total Carloads	2,597	2,661	(64)	(2)

				Freight Revenue per Carload
$2,669	$2,534	$135	5	- Grain	$2,444	$2,430	$14	1
1,816	1,448	368	25	- Coal	1,776	1,440	336	23
2,771	2,750	21	1	- Sulphur and fertilizers	2,759	2,684	75	3
2,765	2,632	133	5	- Forest products	2,625	2,569	56	2
2,526	2,353	173	7	- Industrial and consumer products	2,416	2,275	141	6
2,410	2,206	204	9	- Automotive	2,331	2,307	24	1
1,328	1,278	50	4	- Intermodal	1,307	1,260	47	4

$2,034	$1,872	$162	9	Total Freight Revenue per Carload	$1,945	$1,824	$121	7

(1)	Certain prior period figures have been updated to reflect new information.

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2011	2010 (1)	Fav/(Unfav)%			2011	2010 (1)	Fav/(Unfav)%

				Operations Performance

65,472	62,498	2,974	5	Freight gross ton-miles (millions)(2)	247,955	242,757	5,198	2
10,611	10,132	479	5	Train miles (thousands)	40,145	39,576	569	1
16,616	15,637	(979)	(6)	Average number of active employees - Total	16,097	15,460	(637)	(4)
14,459	13,918	(541)	(4)	Average number of active employees - Expense	14,169	13,879	(290)	(2)
16,428	15,250	(1,178)	(8)	Number of employees at end of period - Total	16,428	15,250	(1,178)	(8)
14,764	14,048	(716)	(5)	Number of employees at end of period - Expense	14,764	14,048	(716)	(5)
46.7	54.1	7.4	14	Average daily active cars on-line (thousands)	51.4	50.9	(0.5)	(1)
1,085	1,048	(37)	(4)	Average daily active road locomotives on-line	1,085	1,016	(69)	(7)
76.0	74.3	(1.7)	(2)	U.S. gallons of locomotive fuel consumed (millions)(3)	290.8	282.0	(8.8)	(3)
3.45	2.68	(0.77)	(29)	Average fuel price (U.S. dollars per U.S. gallon)	3.38	2.50	(0.88)	(35)

23.4	21.7	1.7	8	Average train speed - AAR definition (mph)	21.3	22.7	(1.4)	(6)
17.7	22.2	4.5	20	Average terminal dwell - AAR definition (hours)	19.9	21.4	1.5	7
183.5	152.7	30.8	20	Car miles per car day	160.1	159.4	0.7	—
1.17	1.20	0.03	3	Fuel efficiency(4)	1.18	1.17	(0.01)	(1)

6,587	6,559	28	—	Average train weight - excluding local traffic (tons)	6,593	6,519	74	1
5,654	5,652	2	—	Average train length - excluding local traffic (feet)	5,665	5,660	5	—
175.1	175.2	(0.1)	—	Locomotive productivity (daily average GTMs/active HP)	166.7	176.6	(9.9)	(6)
4.5	4.5	—	—	Employee productivity (million GTMs/expense employee)	17.5	17.5	—	—

1.75	1.80	0.05	3	FRA personal injuries per 200,000 employee-hours	1.86	1.67	(0.19)	(11)
1.38	1.27	(0.11)	(9)	FRA train accidents per million train-miles	1.85	1.65	(0.20)	(12)

1.69	1.59	(0.10)	(6)	Total operating expenses per GTM (cents)	1.70	1.59	(0.11)	(7)
1.63	1.63	—	—	Operating expenses, less land sales and the impact of fuel price, per GTM (cents)(5)	1.61	1.60	(0.01)	(1)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Miles (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)

Operating expenses, less land sales and the impact of fuel price, per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of net gains on land sales and the fuel price impact, the latter to remove the volatility of fuel prices and to provide comparative fuel expenses at the 2010 fuel price. Net gains on land sales were $20 million and $22 million for the three months ended December 31, 2011 and 2010, respectively, and $25 million and $28 million for the year ended December 31, 2011 and 2010, respectively. The impact in fuel price was $58 million for the three months ended December 31, 2011 and $247 million for the year ended December 31, 2011.